August 4, 2026

David Silberman
Chief Financial Officer
Compugen Ltd.
Azrieli Center, 26 Harokmim Street
Building D
Holon, 5885849 Israel

        Re: Compugen Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2025
            File No. 000-30902
Dear David Silberman:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences